20100013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 5, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2010

Dear Mr. Dunn:

This is in response to your letters dated January 8, 2010 and March 2, 2010 concerning the shareholder proposal submitted to JPMorgan Chase by the Domini Social Equity Fund. We also have received a letter from the proponent dated March 1, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Adam Kanzer
General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

March 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2010

The proposal requests that JPMorgan Chase provide a report on political contributions and payments used for grassroots lobbying communications that contains information specified in the proposal.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "grassroots lobbying communications." Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Dunn, Martin [mdunn@omm.com]

Sent: Tuesday, March 02, 2010 5:51 PM

To: shareholderproposals

Subject: Additional Correspondence Regarding Pending Shareholder Proposal No-Action Request

Ladies and Gentlemen:

This email concerns the request dated January 8, 2010 (the "Initial Request Letter") that was submitted on behalf of JPMorgan Chase & Co. (the "Company") seeking confirmation that the Staff will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(3), the Company omits the shareholder proposal (the "Proposal") and supporting statement submitted by Domini Social Investments (the "Proposal") from the Company's proxy materials for its 2010 Annual Meeting. The Proposal requests that the Company provide an annual report disclosing certain information relating its grassroots lobbying communications and political contributions and expenditures.

We are in receipt of the letter submitted by the Proponent to the Staff dated March 1, 2010 asserting its view that the Proposal is required to be included in the Company's proxy materials. In response to this letter, we reiterate our view that the Proposal may be excluded under Rule 14a-8(i)(3) as materially false and misleading. In this regard, we note the Staff's response to AT&T Inc. dated February 16, 2010 in which the Staff agreed that AT&T could exclude an identical proposal, also submitted by the Proponent, in reliance on Rule 14a-8(i)(3). The argument for exclusion under Rule 14a-8(i)(3) made by AT&T is substantially similar to one of the arguments made in the Initial Request Letter -- i.e. that the Proposal does not define the term "grassroots lobbying communications" within the Proposal and instead includes a cross reference to the lengthy definition of this term in the Code of Federal Regulations. Based on the Staff's decision in *AT&T*, and in accordance with the Initial Request Letter, we request that the Staff concur with the Company's view that the Proposal may be omitted from its proxy materials in reliance on Rule 14a-8(i)(3). We will not be submitting any further correspondence relating to the Proposal.

We are concurrently faxing a printout of this email to the Proponent.

If we can be of further assistance in this matter, please do not hesitate to contact me at 202-383-5418.

Sincerely,

Marty Dunn

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

March 1, 2010

Via email to shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to JPMorgan Chase & Co. by Domini Social Investments

Ladies and Gentlemen,

By letter dated January 8, 2010, JPMorgan Chase & Co. ("JPMC" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if JPMC omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Domini Social Investments ("Domini").

JPMC argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(3), which allows omission of proposals that violate any of the Commission's other proxy rules, on the ground that the Proposal is materially false or misleading and thus violates the Commission's Rule 14a-9. For the reasons set forth below, JPMC has not met its burden of showing that the Proposal is materially false or misleading. Accordingly, Domini respectfully urges the Division not to grant the relief sought by JPMC.

Background

The Proposal requests that JPMC provide a report, updated annually, disclosing (a) JPMC's policies and procedures for political contributions and expenditures (direct and indirect) made with corporate funds and for payments (both direct and indirect) used for grassroots lobbying communications; (b) monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to (i) contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities operating under 26 USC section 527 and (ii) any portion of any dues or similar payments made to any tax exempt organization that is used

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

for an expenditure or contribution which if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code; and (c) payments (both direct and indirect) used for grassroots lobbying communications as defined in 26 C.F.R. section 56.4911-2.

The request in subsection (c) above is intended to elicit disclosure of payments, both direct and indirect, used for grassroots lobbying communications, which represent a major gap in the regulatory disclosure requirements for corporate political spending and which have generated controversy in the past. For example, during the 2006 mid-term election season, the Chamber of Commerce launched a $10 million advertising campaign—which it termed a "voter education program"—aimed at "highlighting the positions of Congressional candidates on important business issues," such as the Medicare prescription drug benefit. (See U.S. Chamber of Commerce Press Release available at http://www.uschamber.com/press/releases/2006/july/06-124.htm)

Press accounts at the time indicated that the pharmaceutical industry trade association PhRMA may have provided some of the funds for the Chamber's initiative, but the Chamber refused to comment on the source of the funds. (See, e.g., "Officials Say PhRMA Funded U.S. Chamber of Commerce Ads Touting Medicare Prescription Drug Benefit," Medical News Today, Aug. 30, 2006) (available at http://www.medicalnewstoday.com/articles/50674.php). Accordingly, there was no way for the public to know which corporations contributed to the effort. The Proposal seeks disclosure of information regarding payments used for grassroots lobbying communications, in addition to payments used for several other kinds of political purposes, in order to ensure that shareholders are given a full and accurate picture of JPMC's political expenditures.

The Proposal is Not Materially False or Misleading Because Key Terms Are Sufficiently Well-Defined

JPMC claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), arguing that several terms are defined by reference to sources outside the Proposal. As an initial matter, it is worth noting a critical difference between the Proposal and the proposals in the determinations relied upon JPMC.

JPMC cites several determinations in which the Staff allowed exclusion of proposals asking companies to take actions that were themselves defined only in outside guidelines. In those proposals, the outside guidelines were integral to the change the proponents sought. For example, the proposals in Schering-Plough Corporation (Mar. 7, 2008) and Boeing Co. (Feb. 10, 2004), which the Staff allowed the companies to exclude, sought independent board leadership but defined independence solely by reference to a definition promulgated by the Council of Institutional Investors.

Along similar lines, the proposals submitted to Bank of America (Feb. 2, 2009), Citigroup (Feb. 5, 2009) and PG&E Corporation (Mar. 5, 2009), which were substantially similar to one another, asked the company to move to having an independent lead director and stated that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." The Staff allowed exclusion of the proposals. All three companies had argued that the Council of Institutional Investors' independence definition contained much more detailed standards than the simple description provided by the proposals, with specific numeric thresholds and guidelines for particular kinds of relationships. Accordingly, they argued, the simple one-sentence summary description provided by the proposals was misleading to shareholders.

Here, the key elements of the Proposal are not defined by reference to an outside document, nor are they misleadingly summarized. Instead, they are easy to understand from the text of the Proposal. The Proposal asks JPMC to disclose annually both (a) the Company's policies and procedures for political contributions and expenditures, as well as payments used for grassroots lobbying communications; and (b) several types of contributions, payments and expenditures made or used for political purposes, including payments to conduit organizations such as trade associations.

JPMC points to three terms that it says are defined only by reference to sources outside the Proposal:

- "Monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)B) of the Internal Revenue Code" and "[a]ny dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code";
- "Political entities organized and operating under 26 USC Sect. 527 of the Internal Revenue Code"; and
- "Grassroots lobbying communications as defined in 26 C.F.R. sec. 56.4911-2."

The references to statutes and regulations for these elements of the Proposal are additive, rather than a substitute for a definition as was the case in the Schering-Plough and Boeing proposals. Indeed, the references could be deleted without affecting shareholders' comprehension of the relevant topics. The references were included in the Proposal to allow a shareholder who wished to delve more deeply to do so. They are not, however, necessary to a full understanding of the Proposal.

"Section 527" organizations are commonly understood to be organizations that are organized for the purpose of directly or indirectly supporting or opposing a candidate for public office. These organizations achieved a high public profile during the 2004 presidential campaign when both parties alleged that section 527 organizations illegally coordinated activities with political parties and campaigns. Particular controversy surrounded the activities of the section 527 organization Swift Boat Veterans for Truth, which publicized criticisms of Democratic nominee John Kerry's military record, including television advertisements in swing states.

Similarly, the term "grassroots lobbying communications" has an ordinary meaning that shareholders can easily grasp without reading any of the material in the referenced regulations. "Grassroots" is commonly understood to refer to communications made directly to voters or the public at large. "Lobbying" is bringing pressure to bear on legislators or regulators.[1]

Of course, if the Staff believes that shareholders would benefit from clarification regarding any of these terms (and/or deletion of the references to the statutes/regulations), Domini has no objection to doing so. We could add the following language clarifying what a section 527 organization is: "any political organization which is organized and operated for the purpose of directly or indirectly support or oppose any candidate for public office." We could also clarify the meaning of "grassroots lobbying communications" by adding: "Grassroots lobbying communications are lobbying communications directed toward the general public on a public policy matter."

Before closing, we believe it is important to discuss the broader context in which the Proposal is being submitted, which we believe provides strong evidence that shareholders fully understand the actions the Proposal requests. Substantially similar proposals (save for company-specific details in the supporting statement) have been filed at dozens of companies since 2004, when the Center for Political Accountability began providing technical assistance and coordination to institutional investors concerned about the shareholder value impact of corporate political activity. CPA's partners include union and public pension funds, religious shareholders, socially responsible investment funds, foundations, trusts and investment managers.

In 2009, these proposals averaged 32.42% support, according to preliminary data from CPA. Average support has increased each year since 2004. Support has been robust at financial services firms like JPMC: in 2009, holders of 30.4% of shares voted at Citigroup supported a substantially similar proposal, as did 27.7% of shares voted at Goldman Sachs. It is unlikely that such significant numbers of shareholders would vote in favor of a proposal if its meaning was unclear.

Proxy advisors recommended that their clients vote in favor of a number of the proposals, including the proposal voted on in 2009 at Goldman Sachs. In no instance did a proxy advisor suggest to a proposal's proponent or in its written recommendation that there was any ambiguity regarding a proposal's meaning or impact. Indeed, in its recommendation that clients vote in favor of the proposal at Goldman Sachs, proxy advisor Glass Lewis provided an extended analysis of the proposal that showed that the proposal's suggested actions and impact were clear. Likewise, Domini has never received any indication from a shareholder that it did not understand what actions were requested by a proposal Domini submitted using the language that appears in the Proposal.

---

[1] A Google search for "527 Organization" produced approximately 70,000 results and a search for "grassroots lobbying" pulled up more than 65,000 pages.

In sum, the meanings of the Proposal's key terms are clear without consulting any of the referenced statutes or regulations. The references provide additional information for those shareholders who are inclined to learn more, but they could be deleted without impairing shareholders' understanding of what the Proposal seeks to do. The success over a number of years of proposals whose language mirrors that of the Proposal, coupled with the lack of any indication from proxy advisors or investors that the Proposal's suggested actions are ambiguous or not fully enough explained, support the conclusion that the Proposal is not materially false or misleading.

* * * * *

Domini is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact me on (212) 217-1027.

Sincerely,

Adam Kanzer
General Counsel

cc: Martin P. Dunn
O'Melveny & Myers LLP
Fax # 202-383-5414

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1934 Act/Rule 14a-8

January 8, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Domini Social Equity Fund
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Domini Social Equity Fund (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On November 30, 2009 the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that the Company provide a report, updated annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect) used for grassroots lobbying communications.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.

3. Payments (both direct and indirect) used for grassroots lobbying communications as defined in 26 CFR § 56.4911.2.

The Proposal also requests that the report provide specific information regarding (a) the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure; (b) the person(s) in the Company who participated in making the decision to make the payment for grassroots lobbying communications; (c) the internal guidelines or policies, if any, governing the Company's political contribution and expenditures; and (d) the internal guidelines or policies, if any, for engaging in grassroots lobbying communications.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading*

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

1. *The Proposal is vague and indefinite because it defines key terms in the Proposal only by reference to sources outside the Proposal*

In no-action letters issued both before and after the publication of SLB 14B, the Staff has consistently permitted the exclusion of a proposal as vague or indefinite where the proposal references outside sources and therefore fails to disclose to shareholders key definitions that are part of the proposal. In these circumstances, shareholders do not know with reasonable certainty what actions the proposal requires. *See Boeing Corporation* (February 9, 2004) (permitting exclusion of a proposal as vague and indefinite where the proposal merely stated that the standard of independence was that set by the Council of Institutional Investors ("CII")); *Schering-Plough Corporation* (March 7, 2008) (same). Further, the Staff has consistently permitted exclusion even where the proposal provided a summary of the applicable definition of a key term. *See Bank of America Corporation* (February 2, 2009), *Citigroup Inc.* (February 5, 2009), *PG&E Corporation* (March 5, 2009) (permitting exclusion where the proposal provided only a brief summary of the CII standard for independence).

The current Proposal contains three key terms or phrases that must be understood in order to comprehend with reasonable certainty what the Proposal requires. Specifically, the Proposal references:

- "Monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code" and "[a]ny dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code;"

- "Political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code;" and
- "Grassroots lobbying communications as defined in 26 CFR § 56.4911-2."

None of these key terms are described within the text of the Proposal or the Supporting Statement, but instead are defined by references to sources outside the Proposal and the Supporting Statement. Accordingly, based on the language of the Proposal and the Supporting Statement, the actions that the Company would take in implementing the Proposal, if adopted, may be different from that contemplated by the Company's shareholders.

Further, the referenced Internal Revenue Code and CFR definitions contain multiple cross-references to other defined terms, as well as references to additional statutes that must be consulted in order to comprehend the full definitions. Because the Proposal and Supporting Statement fail to describe in any way the definitions in 26 CFR § 56.4911-2, Section 162(e)(1)(B) of the Internal Revenue Code and 26 USC Sec. 527 of the Internal Revenue Code that would establish the parameters for the inclusion of information in the requested report, the Company intends to exclude the Proposal as vague and indefinite. *See Bank of America Corporation* (February 2, 2009) (exclusion of proposal permitted as vague and indefinite where the proposal merely referenced the CII standard of independence, but did not disclose the details of the standard including the eight prong assessment necessary to evaluate independence under that particular standard).

a. References to 162(e)(1)(B) of the Internal Revenue Code

The Proposal requests that the Company provide a report disclosing "monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) or the Internal Revenue Code, including . . . any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under 162(e)(1)(B) of the Internal Revenue Code."

Without consulting Section 162(e)(1)(B) of the Internal Revenue Code, a shareholder would not be able to discern with reasonable certainty which political contributions or expenditures would be required to be disclosed in the requested report because they are not deductible under that section of the Internal Revenue Code. Section 162(e)(1)(B) reads as follows:

> (e) Denial of deduction for certain lobbying and political expenditures. (1) In general. No deduction shall be allowed under subsection (a) for any amount paid or incurred in connection with . . . (B) participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office…

Even if a stockholder consulted the statute, this would not be sufficient to understand the types of political contributions or expenditures that are deductible under Section 162(e)(1)(B), as relevant terms included in Section 162(e)(1)(B) are defined further in additional Internal Revenue Service documents, such as the instructions to certain tax forms. For example, the Instructions to Schedule C (Political Campaign and Lobbying Activities) to the Form 990 and Form 990-EZ explain that "political expenditures" include "[a]ny expenditure for political campaign activities . . . [including] a payment, distribution, loan, advance, deposit, or gift of money, or anything of value . . . [including] a contract, promise or agreement to make an expenditure, whether or not it is legally enforceable."[1] Further, to locate the definition of "political campaign activities," a shareholder would have to consult an additional document – the glossary to the Form 990 – and would learn that this term is defined as follows:

> All activities that support or oppose candidates for elective federal, state or local public office. It does not matter whether the candidate is elected. A candidate is one who offers himself or is proposed by others for public office. Political campaign activity does not include any activity to encourage participation in the electoral process, such as voter registration or voter education, provided that the activity does not directly or indirectly support or oppose any candidate."[2]

From the language of the Proposal and the Supporting Statement, a shareholder could reasonably expect that those political contributions and expenditures that the Company is required to disclose are different from what actually will be disclosed. For example, a shareholder might expect that because the Internal Revenue Code is referenced, only contributions to candidates for federal office are included, when in fact contributions to candidates for state and local offices are included as well.

b. Reference to 26 USC Sec. 527 of the Internal Revenue Code

In requesting a report on certain monetary and non-monetary political contributions, the Proposal references contributions to political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code. This section of the Internal Revenue Code governs "political organizations," which is not a term that is used in the Proposal or the Supporting Statement. This section of the Internal Revenue Code defines a political organization to mean " a party,

1 Internal Revenue Service, Instructions for Form 990 and Form 990-EZ.

2 *Id.*

committee, association, fund, or other organization (whether or not incorporated) organized and operated primarily for the purpose of directly or indirectly accepting contributions or making expenditures, or both, for an exempt function." Further, "exempt function" is defined as "the function of influencing or attempting to influence the selection, nomination, election, or appointment of any individual to any Federal, State, or local public office or office in a political organization, or the election of Presidential or Vice-Presidential electors, whether or not such individual or electors are selected, nominated, elected, or appointed. Such term includes the making of expenditures relating to an office described in the preceding sentence which, if incurred by the individual, would be allowable as a deduction under section 162(a)." Finally, both "contributions" and "expenditures" are defined by cross references to other sections of the Internal Revenue Code.

A shareholder cannot be expected to have prior knowledge of the type of organization that would be organized and operating under 26 USC Section 527 of the Internal Revenue Code. Further, the definition is more expansive than a shareholder may reasonably expect. For example, not only are political organizations that support elected candidates covered, but those that support candidates for *appointed* federal, state and local offices are covered as well.

c. Reference to 26 CFR §56.4911-2(b)(2)

It is reasonably likely that a shareholder may expect "grassroots lobbying communications" to include communications that are not, in fact, included as part of the definition in the Code of Federal Regulations. Specifically, 26 CFR § 56.4911-2(b)(2) defines "grass roots lobbying communications" as follows:

> Grass roots lobbying communication --
>
> (i) Definition. A grass roots lobbying communication is any attempt to influence any legislation through an attempt to affect the opinions of the general public or any segment thereof.
>
> (ii) Required elements. A communication will be treated as a grass roots lobbying communication under this Sec. 56.4911-2(b)(2)(ii) if, but only if, the communication:
>
> (A) Refers to specific legislation (see paragraph (d)(1) of this section for a definition of the term "specific legislation");
>
> (B) Reflects a view on such legislation; and
>
> (C) Encourages the recipient of the communication to take action with respect to such legislation (see paragraph (b)(2)(iii) of this section for the definition of encouraging the recipient to take action.

> For special, more lenient rules regarding an organization's communications directed only or primarily to bona fide members of the organization, see Sec. 56.4911-5. For special rules regarding certain paid mass media advertisements about highly publicized legislation, see paragraph (b)(5) of this section. For special rules regarding lobbying on referenda, ballot initiatives and similar procedures, see paragraph (b)(1)(iii) of this section).

The CFR definition lays out specific requirements for a communication to qualify as a "grassroots lobbying communication" that are not disclosed in the language of the Proposal or the Supporting Statement. As such, the information relating to "grassroots lobbying communications" that would be included in the report called for by this Proposal may be very different from what a shareholder would expect to see in the report. For example, under the above definition the communication must refer to specific legislation and encourage action on that specific legislation. A shareholder could reasonably expect that a "grassroots lobbying communication" need only address a cause or issue, like health care, not a specific piece of legislation.

2. It is irrelevant whether a shareholder is able to locate the outside references that define the key terms in the Proposal

Defining a key term by referencing an outside source is not sufficient to ensure that shareholders know with reasonable certainty what a proposal requires. For example, in *Boeing Corporation* (February 9, 2004) the proposal sought to amend the company's by-laws to require that the Chairman of the Board be an independent director as defined by the CII. Although the proponent argued in *Boeing* that the standard for independence set forth by the CII was "widely available" and that the company or shareholder could "readily locate the definition through the use of a search engine such as 'Google,'" the Staff permitted exclusion of the proposal because it failed to disclose to shareholders the applicable definition of independent director.

Similarly, in a number of no-action letters, the Staff has concurred with the exclusion of proposals that request preparation of a report where the report is based on outside standards that are described in the proposal only by reference to a website. *See ConAgra Foods, Inc.* (July 1, 2004) (permitting exclusion under Rule 14a-8(i)(3) where a proposal requested preparation of a sustainability report based on the Global Reporting Initiative's guidelines, but provided only website reference to the guidelines); *The Kroger Co.* (March 19, 2004) (same); *Albertson's, Inc.* (March 5, 2004) (same); *Lowe's Companies, Inc.* (March 3, 2004); *Smithfield Foods, Inc.* (July 18, 2003) (same).

3. The Proposal can be distinguished from similar past proposals

Recently, proponents have submitted similar political contribution proposals containing some of the same references to outside definitions, such as Section 162(e)(1)(B) of the Internal Revenue Code and 26 USC Sec. 527. The Staff has denied companies' requests to exclude these proposals in some instances, and granted requests in others. *See Halliburton Company* (March 11, 2009) (denying a request to exclude the proposal under rule 14a-8(i)(7)); *Exxon Mobil*

Corporation (March 23, 2009) (granting a request to exclude the proposal under 14a-8(i)(10); Citigroup *Inc.* (March 9, 2007) (denying a request to exclude the proposal under rule 14a-8(i)(10); *Merck & Co., Inc.* (January 12, 2007) and *Lehman Brothers Holdings Inc.* (January 12, 2007) (both granting a request to exclude the proposal under rule 14a-8(i)(11)). However, in none of these cases did the company argue that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite.

In 2004, the Proponent itself submitted a similar proposal relating to political contributions. In that instance, the subject company argued that the proposal could be excluded under rule 14a-8(i)(3); however, the company premised this argument solely on its view that certain terms, by themselves, were overly broad, vague or misleading -- it did not argue that any term was defined by reference to an outside source. *See Time Warner, Inc.* (February 11, 2004). In addition, in certain proposals involving the CII definition of independence, the Staff has not concurred with a company's request to exclude the proposal in reliance on Rule 14a-8(i)(3) even where the proposal defined the key term by reference to an outside source. *See Clear Channel Communications Inc.* (February 15, 2006) (requiring a standard of independence that was defined partially by reference to specific sections of the CII definition and including a website reference to the definition; *Ford Motor Company* (March 9, 2005) (providing a website reference for a description of the CII definition of independence). However, in neither case did the company properly base its view that it could exclude the proposal under Rule 14a-8(i)(3) on the proponent's failure to define the key term in the text of the proposal or supporting statement as opposed to relying on an outside definition. Therefore, the Staff's positions in *Time Warner*, *Clear Channel* and *Ford* cannot be construed to mean that reference to an outside source is permissible; instead, these positions appear to be premised solely upon the bases for omission set forth by the company in those letters.

In Staff Legal Bulletin No. 14, the Staff stated specifically that it will not consider bases for exclusion that are not set forth by the company. See Staff Legal Bulletin No. 14 ("The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company.") *See also Jeffries Group, Inc.* (February 11, 2008) (permitting exclusion of a proposal despite prior precedent denying no-action relief because previous companies had made different arguments for exclusion). In fact, the Staff has taken the position that neither inclusion of a summary or a website reference is sufficient to cure an otherwise vague and misleading proposal. *See PG&E Corporation* (January 9, 2009) (permitting exclusion under Rule 14a-8(i)(3) where the proponent included only a summary of the CII definition of independence); *ConAgra Foods, Inc.* (July 1, 2004) (permitting exclusion under Rule 14a-8(i)(3) where a company requested preparation of a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines, but provided only a website reference to the guidelines).

C. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Adam Kanzer, Esq.
Managing Director and General Counsel
Domini Social Investments LLC

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Galina Piatezky

From: Adam Kanzer [akanzer@domini.com]
Sent: Monday, November 30, 2009 5:00 PM
o: Anthony Horan; Anthony Horan
Subject: Domini Shareholder Proposal
Attachments: JPMChase Filing 113009.pdf

Dear Tony:

Attached, please find a shareholder proposal addressing JPMorgan Chase's political activities. I look forward to productive dialogue on these issues.

Sincerely,

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
Please note our new address:
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

RECEIVED BY THE
OFFICE OF THE SECRETARY

Domini

SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 30, 2009

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

VIA UNITED PARCEL SERVICE

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Mr. Horan:

I am writing to submit the attached proposal regarding JP Morgan Chase's political contributions, for inclusion in your next proxy statement. As of its latest Annual Report to shareholders dated July 31, 2009, the Domini Social Equity Fund held more than 466,000 shares of JPMorgan Chase. The bank is currently one of our fund's top ten holdings.

When last we met to discuss the bank's progress on implementation of its environmental policies, I briefly raised the issue of political contributions disclosure and accountability and you expressed a desire for dialogue. I regret that I have not had the chance to follow up with you on this issue before today. I am filing this proposal to preserve our right to bring this issue before shareholders, but I do sincerely hope that we will be able to reach an agreement that would allow us to withdraw the proposal.

I note that JPMorgan Chase has had a number of opportunities to respond to this request. As you know, the AFL-CIO has filed proposals seeking greater political disclosure and accountability from the bank for the past three years. Last year, the proposal received nearly 29% support from shareholders.

In addition, I was a signatory to two letters to the bank on this issue as part of the Center for Political Accountability (CPA), the organization that has been coordinating the shareholder campaign on this issue over the past several years. The most recent letter is attached for your convenience. An earlier letter was sent to all TARP recipients back in February. I don't believe the CPA received a response to either of these letters.

I also raised the issue of greater political accountability several years ago in meetings with Amy Davidsen and Rick Lazio, pointing out that the bank's political contributions could be in conflict with its environmental policies, and in particular its stated position to lobby in favor of strong climate change legislation. This potential conflict presents reputational risks and could jeopardize the bank's public policy efforts in this area. As I'm sure you're aware, the Chamber of Commerce has come under fire from its members and other stakeholders for its opposition to climate change legislation. The bank will soon be receiving another investor letter addressing this conflict between its membership in the Chamber of Commerce and its leadership position on climate change. Disclosure of the bank's trade association memberships and contributions could help to establish a system of accountability to help the bank manage these risks more effectively.

Last year's financial crisis and the current debate over financial reform place the bank at the center of public scrutiny and heighten the risks relating to the bank's political activity. JPMorgan Chase has established board oversight of its political activity – an important step in the right direction. I hope that the bank will be willing to go further, however, and adopt the CPA's model of disclosure and accountability. Sixty-five major companies have done so, including 44 members of the S&P 100.[1] The CPA is also currently working on a handbook on political accountability and disclosure that will be published by the Conference Board. In short, what was once just a good idea is now becoming a mainstream good governance practice.

We are therefore submitting the attached proposal regarding JPMorgan Chase's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of JPMorgan Chase shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of JPMorgan Chase shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com. I look forward to hearing from you.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

cc: Bruce Freed, President, Center for Political Accountability

[1] See the CPA's press release at: http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/2250. Visit www.politicalaccountability.net for more information about the CPA.

Political Contributions Report

Resolved, that the shareholders of the JPMorgan Chase & Co. ("Company") hereby request that the Company provide a report, updated annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect) used for grassroots lobbying communications.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code.

3. Payments (both direct and indirect) used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2.

4. The report shall include the following:

    a. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure
    b. Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying communications;
    c. The internal guidelines or policies, if any, governing the Company's political contribution and expenditures and
    d. The internal guidelines or policies, if any, for engaging in grassroots lobbying communications.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement: As long-term JPMorgan Chase & Co. shareholders, we support transparency and accountability in corporate political spending. These activities include direct and indirect political contributions to candidates, political parties or organizations; independent expenditures; grassroots lobbying communication; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the company's and its shareholders' best interests, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of, and may pose risks to, the company and its shareholders.

JPMorgan Chase contributed at least $2 million in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.) Publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to evaluate the political use of corporate assets and the risks the spending poses. Thus, we urge your support for this critical governance reform.

July 27, 2009

Mr. James Dimon
Chairman, President and CEO
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Dear Mr. Dimon:

The Center for Political Accountability (CPA) and its investor partners wanted to take this opportunity to ask your company to consider adopting political transparency and accountability as we look ahead to the 2010 proxy season. We hope you will join the 50 major companies that have demonstrated leadership by disclosing and implementing board oversight of political spending made with corporate funds.

Thirty-five of those companies already providing disclosure and board oversight of political spending are ranked in the S&P 100. They include Merck, Hewlett-Packard, Pfizer, eBay, American Electric Power, Prudential Financial, Aetna, American Express, and Procter & Gamble.

Companies adopting political disclosure have agreed to:

- put in place policies and procedures for review and approval of their political spending, which include board oversight, and
- disclose on their website their soft money contributions and payments to trade associations and other tax-exempt organizations used for political purposes.

The CPA and investors working in partnership have been engaging companies since late 2003 to urge them to adopt political disclosure. Over this period, support for this effort has steadily increased among companies, shareholders, corporate directors and proxy advisory services.

Companies such as Merck recognize the importance of political transparency and accountability. "We believe that the best way to address the concerns, risks and questions facing our business and to build a foundation of trust is to be more transparent about the way we operate," Merck states in its report on political contributions, available on its website.

Shareholders' and directors' strong support of disclosure is demonstrated by two Mason-Dixon Polling & Research surveys commissioned by the CPA. According to the directors survey conducted last year, two-thirds of the respondents said that recent corporate scandals involving political activities have "damaged the public's confidence and trust in corporate America." A similar majority (60 percent) agreed that reforms were necessary to "protect companies from risk." An earlier poll of shareholders found that more than 90 percent of respondents backed more disclosure and 84 percent wanted board oversight and approval of such giving, as reported by *The Wall Street Journal.*

RiskMetrics ISS Governance Services and Proxy Governance, leading providers of proxy voting recommendations for major institutional investors, recognize the importance of political disclosure and accountability and support its adoption in most cases. Proxy voting advisor Glass Lewis also recommended for the 80% of the resolutions voted in 2009. RiskMetrics' U.S. Policy Guidelines maintain that "a company's involvement in the political process could impact shareholder value if such activities are not properly overseen."

At least 13 mutual fund families switched their votes in 2008 to support our shareholder resolutions on political disclosure. Average support for these resolutions in 2009 is likely to grow for the fifth year in a row and may reach 30 percent.

Most of the steps taken by companies in this area, however, are a result of close collaboration between the CPA, concerned investors and company representatives. Our partners, many of whom signed this letter, represent concerned and engaged investors from diverse organizations including pension funds, foundations, religious institutions and socially responsible investment firms. We are writing to invite you to contact us if you are interested in pursuing political disclosure. Please look to us as a resource when developing your policies on political spending.

We look forward to hearing from you and will share your response with the investors listed below as well as other partners on this issue. We are pleased to arrange a conversation about this request and provide further background materials if you so wish. Please contact Bruce Freed, Executive Director, at bffreed@politicalaccountability.net or (202) 464-1570 x 102.

Sincerely,

Bruce F. Freed
Executive Director
Center for Political Accountability

Laura Shaffer
Director of Shareholder Activities
Nathan Cummings Foundation

Susan Vickers
Vice President Community Health
Catholic Healthcare West

Kristina Curtis
Vice President
Green Century Capital Management, Inc

Valerie Heinonen
Dominican Sisters of Hope
Mercy Investment Program
Sisters of Mercy Regional
Community of Detroit Charitable Trust
Ursuline Sisters of Tildonk, U.S. Province

Michael Passoff
Associate Director,
Corporate Social Responsibility Program
As You Sow

Reverend Séamus P. Finn
Missionary Oblates of Mary Immaculate

Stuart Dalheim
Director, Shareholder Advocacy
Calvert Asset Management Company, Inc.

Lauren Compere
Director of Shareholder Advocacy
Boston Common Asset Management

Adam Kanzer
Managing Director & General Counsel
Domini Social Investments

C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters

Mary Ellen Gondeck
Congregation of St. Joseph
Office of Peace and Justice

Bruce Herbert
Chief Executive
Newground Social Investment

Timothy Smith
Senior Vice President
Walden Asset Management

Stephen Viederman
Christopher Reynolds Foundation
Finance Committee

Shelley Alpern
Social Research and Advocacy Director
Trillium Asset Management Corporation

Daniel F. Pedrotty
Director
AFL-CIO Office of Investment

Constance Brookes
Executive Director
Friends Fiduciary Corporation

Ruth Kuhn, SC
Chairperson,
SC Corporate Responsibility Committee
Sisters of Charity of Cincinnati, and
Coordinator, Coalition for Responsible
Investment

Myles McCabe
Director of Peace and Justice
Marianist Province of the U.S.

Julie Fox Gorte
Senior Vice President
Sustainable Investing
Pax World Management Corporation

Barbara Jennings, CSJ
Coordinator
Midwest Coalition for Responsible
Investments

CC: Tony Horan

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

VIA OVERNIGHT DELIVERY
Mr. Adam Kanzer
Managing Director & General Counsel
Domini Social Investments LLC
532 Broadway, 9th Floor
New York NY10012-3939

Dear Mr. Kanzer

I am writing on behalf of JPMorgan Chase & Co. (JPMorgan), which received on November 30, 2009, from the Domini Social Equity Fund (Fund) the shareholder proposal titled "Political Contributions Report" for consideration at JPMorgan's 2010 Annual Meeting of Shareholders (Proposal).

The Fund's Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the Proposal for at least one year as of the date the shareholder Proposal was submitted. JPMorgan's stock records do not indicate that the Fund is the record owner of sufficient shares to satisfy this requirement and we did not receive proof from the Fund that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMorgan.

To remedy this defect, you must submit sufficient proof of the Fund's ownership of JPM shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Fund's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, it continuously held the requisite number of JPM shares for at least one year; or

- if it has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of JPM shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that it continuously held the required number of shares for the one-year period.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Domini

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The Way You Invest Matters℠

December 14, 2009

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

VIA UNITED PARCEL SERVICE

Re: Proof of Ownership for Submission of Shareholder Proposal

Dear Mr. Horan:

In response to your letter dated December 2, enclosed please find a letter from State Street, custodian of our portfolio, verifying our ownership of the requisite number of shares to file a shareholder proposal.

Please contact me at (212) 217-1027 if you need anything further.

Sincerely,

Adam Kanzer
General Counsel

STATE STREET.

State Street Corporation
200 Clarendon Street
Boston, MA 02116

December 11, 2009

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of JPMorgan Chase for more than one year in accounts ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** and at the Depository Trust Company. As of November 30, 2009, State Street held 510,095 shares, 356,495 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
JPMorgan Chase	510,095	356,495

If you have any questions or need additional information, please contact me at (617) 937-3256.

Sincerely,

Michael Cassista

Michael Cassista
Account Manager
State Street Bank & Trust